UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2021
Commission File
Number: 001-04546

UNILEVER PLC
(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY	R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date:
5
August 2021

2021 FIRST HALF YEAR RESULTS
Performance highlights
(unaudited)

Underlying performance				GAAP measures
		vs 2020				vs 2020
First Half
Underlying sales growth (USG)		5.4%		Turnover	€25.8bn	0.3%
Underlying operating margin	18.8%	(100	)bps	Operating margin	17.2%	(100	)bps
Underlying earnings per share	€1.33	(2.0)%		Diluted earnings per share	€1.19	(5.0)%

Quarterly dividend payable in September 2021					€0.4268 per share
First half highlights

•	Underlying sales growth of 5.4%, with 4.0% volume and 1.3% price. Price growth stepped up in Q2

•	Turnover increased 0.3% including a positive impact of 1.4% from acquisitions net of disposals and negative impact of 6.1% from currency related items

•	Underlying operating margin of 18.8%, a decrease of 100bps driven by investment behind our brands and input cost inflation

•	Underlying earnings per share down 2.0%, including a negative impact of 6.3% from currency

•	Free cash flow of €2.4 billion, compared to €2.9 billion in the first half of 2020

•	Quarterly shareholder dividend of €0.4268 per share and share buyback programme of up to €3 billion underway
Alan Jope: Chief Executive Officer statement
“Unilever has delivered a strong first half, with underlying sales growth of 5.4% driven by our continued focus on operational excellence.
We are making good progress against the strategic choices outlined earlier this year, including the development of our portfolio into high growth spaces. Prestige Beauty and Functional Nutrition grew strongly and we recently announced the acquisition of digitally-native skin care brand Paula’s Choice. The operational separation of our Tea business is substantially complete. Our ecommerce business grew 50% and the channel now represents 11% of sales.
Competitive growth is our priority, and we are confident that we will deliver underlying sales growth in 2021 well within our multi-year framework of
3-5%,
despite more challenging comparators in the second half. We have seen further cost inflation emerge through the second quarter. Cost volatility and the timing of landing price actions create a higher than normal range of likely year end margin outcomes. We are managing this dynamically and expect to maintain underlying operating margin for 2021 around flat.”
22 July 2021

FIRST HALF OPERATIONAL REVIEW: DIVISIONS

	First Half 2021
(unaudited)	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	bps
Unilever	25.8	5.4	4.0	1.3	(100)
Beauty & Personal Care	10.4	3.3	1.8	1.4	(220)
Home Care	5.2	4.5	4.8	(0.3)	(130)
Foods & Refreshment	10.2	8.1	5.8	2.1	60
Our markets:
The operating environment across our markets has seen some improvements but remains volatile. Restrictions on daily life continue around the world, impacting channel dynamics, sales mix and consumer behaviour. Although renewed restrictions in India impacted the market in the second quarter, they were less severe than in the same period last year. In China, normalisation has continued, but market growth is still below pre-Covid-19
levels. The North America and Europe markets declined in the second quarter as we lapped the surge in demand for in-home
food and hygiene products in the same period of 2020. In difficult macroeconomic conditions, markets are growing in Latin America but market conditions in South East Asia remain challenging. In Indonesia, large parts of the country have entered lock-down following a sharp rise in
Covid-19
cases.
Unilever overall performance:
We continue to be guided by our five strategic choices:

•	develop our portfolio into higher growth spaces;

•	win with our brands as a force for good, powered by purpose and innovation;

•	accelerate in the USA, India and China and leverage our emerging markets strength;

•	lead in the channels of the future; and

•	build a purpose-led, future-fit organisation and growth culture.
These strategic choices and our sharp focus on operational excellence have delivered first half underlying sales growth of 5.4%, with volume growth of 4.0% and 1.3% from price.
Emerging markets grew 8.3%, driven by continued recovery in China and strong performance in South Asia, both growing double digit. Performance in South East Asia was mixed, with Indonesia declining high single digit. Latin America grew high single digit, led by price growth. Developed markets grew 1.5%, as North America and Europe each grew low single digit. In North America, food solutions and Prestige Beauty contributed to growth as the out of home eating and health and beauty channels reopened. We saw a relative decline in food consumed at home and flat growth in hygiene products, as we lapped the spike in demand in the prior year. In Europe, volume growth was supported by a recovery in out of home ice cream. Price declined in Europe as we lapped a period of lower promotional intensity in some markets. Ecommerce grew 50% and is now 11% of sales.
Turnover increased 0.3% including a positive impact of 1.4% from acquisitions net of disposals and negative impact of 6.1% from currency related items.
We continue to develop our portfolio into higher growth spaces. In Prestige Beauty we signed an agreement in June to acquire the leading digital-led
skin care brand
Paula’s Choice
, which has pioneered jargon-free science, high performing ingredients and cruelty-free products. Underlying sales in functional nutrition grew double digit, which includes vitamins, minerals & supplements brands
OLLY
and
Equilibra
and, for the second quarter, our South Asian nutrition brands
Horlicks
and
Boost
.
The operational separation of our tea business is substantially complete and is due to conclude in October 2021. We are now focused on the next phase for this business, which we expect to be either an IPO, sale or partnership. This business generated revenues of around €2 billion in 2020 and excludes our hot tea businesses in India and Indonesia and our partnership interests in ready-to-drink
tea.
As we announced in April, a number of smaller beauty and personal care brands have been separated with a dedicated management team under the name Elida Beauty. The brands include
Q-Tips
,
Caress
,
Tigi
,
Timotei
,
Impulse
and
Monsavon
with combined revenues of around €0.6 billion in 2020. We are exploring options for these brands with a focus on maximising value creation.
Underlying operating margin declined by 100bps to 18.8%. After conserving spend at the peak of the global pandemic in the prior year we have stepped up investment in our brands and marketing campaigns, increasing spend by 80bps. Gross margin was 60bps lower, impacted by an increase in raw material, packaging and distribution costs globally. There was a slightly negative incremental impact on gross margin in the first half from adverse mix related to
Covid-19.
Overheads improved by 40bps. Productivity programmes and ongoing
Covid-19
related savings in areas like travel and facilities continued.

Beauty & Personal Care
Beauty and Personal Care underlying sales grew 3.3% with 1.8% from volume and 1.4% from price, helped by increased personal care consumption occasions as living restrictions were eased in some of our markets.
Skin care grew double digit and deodorants returned to growth. In skin care
Vaseline
and
Ponds
each grew double digit. We launched
Dove’s
refillable deodorant innovation in the USA, one of many
Dove
projects exploring sustainable packaging solutions. Skin cleansing declined as we lapped the sharp increase in demand in the prior year related to
Covid-19.
Hair grew
mid-single
digit. Wash and care and styling both grew and we saw good growth in China, India and Brazil. Premium brand
Shea Moisture
grew double digit in the USA. Oral care grew
mid-single
digit, led by volume from South Asia and Africa.
Closeup’s
freshness innovation is driving growth in Brazil. Our Prestige Beauty brands grew double digit, with higher in-store
footfall. We increased pricing in response to commodity inflation across categories, particularly in Latin America and South Asia. Turnover declined 1.9% including 2.2% contribution from acquisitions and an adverse 7.1% currency related impact.
Underlying operating margin declined 220bps as we stepped up brand and marketing investment compared to the prior year and as gross margin declined as a result of high cost inflation.
Home Care
Home Care underlying sales grew 4.5% with 4.8% from volume and negative price of 0.3%.
Fabric cleaning grew
mid-single
digit driven by recovery in India and
price-led
growth in Brazil. In Latin America growth was helped by our
Omo
dilutable laundry liquid innovation, which launched in 2020. Fabric enhancers grew mid-single
digit led by China, where our
Comfort
fragrance boosters innovation with dual-colour beads and luxury-inspired fragrances performed well. Home & hygiene declined low single digit. There was good growth in dishwash in emerging markets, whilst household cleaners declined as we lapped a prior year spike in growth. We expanded our
Lifebuoy
brand into home hygiene products in the UK and Germany, launching the new Botanitech range of cleaning products with naturally-derived ingredients.
Price declined overall as we lapped a period of lower promotional intensity in some markets and as the impact of rising input costs was more muted in fabric cleaning through the first half. Pricing was slightly positive in the second quarter as we started to take pricing action in markets including Brazil and Turkey to respond to rising input costs. Turnover declined 2.7% including adverse impacts of 0.2% and 6.8% from disposals and currency movements respectively.
Underlying operating margin declined 130bps as we increased brand and marketing investment compared to the prior year. Gross margin declined as a result of high cost inflation, whilst overheads decreased.
Foods & Refreshment
Foods and Refreshment underlying sales grew 8.1% with 5.8% from volume and 2.1% from price.
Ice cream sales grew across both in home and out of home products, with double digit performances in Turkey, China and India. Out of home ice cream in Europe grew double digit as living restrictions began to ease, although sales have not returned to pre-Covid-19
levels.
Magnum
and
Ben and Jerry’s
both grew double digit.
Magnum
launched the Miley in Layers campaign with Miley Cyrus.
Ben and Jerry’s
has seen innovation success with its ‘Topped’ product range, with larger chunks and unique patterns and layers.
Food solutions grew double digit. Sales in China were above
pre-Covid-19
levels, however in most other markets turnover has not yet recovered to 2019 levels as out of home channel restrictions remained in place.
In-home
foods grew low single digit even as we lapped a spike in demand in the prior year.
Knorr
and
Hellmanns’s
grew double digit led by volume with campaigns such as Make Taste Not Waste in
Hellmann’s
and the rollout of innovations such as
Knorr’s
flavour rich, low salt bouillon. We took pricing action across food and ice cream to counter rising input costs. Turnover increased 4.4% including 1.4% contribution from acquisitions and disposals and an adverse 4.8% currency related impact.
Tea grew high single digit through both price and volume, with growth in North America, Turkey, Europe and India. Price was driven by India, following significant raw material inflation.
Underlying operating margin increased 60bps. There was an increase in brand marketing investment and a decrease in overheads as we benefitted from turnover leverage.

	First Half 2021
(unaudited)	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	bps
Unilever	25.8	5.4	4.0	1.3	(100)
Asia/AMET/RUB	12.1	7.7	6.4	1.2	(30)
The Americas	8.0	5.1	1.7	3.3	(190)
Europe	5.7	1.1	2.2	(1.1)	(130)

	First Half 2021
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	10.8	1.5	1.4	0.2
Emerging markets	15.0	8.3	5.9	2.2

North America	5.1	2.6	1.0	1.6
Latin America	2.9	9.5	3.1	6.3
Asia/AMET/RUB
Underlying sales grew 7.7% with 6.4% from volume and 1.2% from price. South Asia grew double digit as we lapped a period of strict lock-down measures in India in the prior year, although growth slowed from the first to the second quarter as regional restrictions were put in place. We increased prices across categories in response to commodity inflation. China grew double digit, with broad based growth across divisions and a recovery to pre-Covid-19
turnover levels in our food solutions business. In Turkey double digit growth was balanced between price and volume, helped by strong ice cream performance. Indonesia declined high single digit in difficult market conditions, whilst Thailand grew mid-single
digit as we lapped a period of heavy decline in the second quarter of 2020. Turnover increased 2.0% including 1.4% contribution from acquisitions and an adverse 6.6% currency related impact.
Underlying operating margin declined 30bps as a result of increased brand and marketing investment compared to the prior year, and a lower gross margin due to higher input costs. This was mostly offset by lower overheads due to turnover leverage.    .
The Americas
Underlying sales growth in North America was 2.6%, with 1.6% from price and 1.0% from volume. Our food solutions and Prestige Beauty businesses grew double digit as channels reopened.
In-home
foods declined low single digit as we lapped a period of surge demand and beauty and personal care saw low single digit growth. Underlying price growth was delivered across all divisions.
Latin America delivered underlying sales growth of 9.5%, with 6.3% from price and 3.1% from volume. Growth was balanced across all divisions. We took strong pricing action in response to high commodity inflation and currency devaluation. Brazil grew double digit and Mexico grew mid-single
digit, both led by price. Argentina delivered
mid-single
digit volume growth. Turnover decreased 2.5% including 2.6% favourable contribution from acquisitions and disposals and an adverse 9.6% from currency related impact.
Underlying operating margin decreased by 190bps with greater brand and marketing investment compared to the prior year and a lower gross margin due to higher input costs. The input costs were partially offset through pricing particularly in Latin America. There was a benefit in overheads.
Europe
Underlying sales grew 1.1% with volume of 2.2% and negative pricing of 1.1%. Volume growth was led by a recovery in out of home ice cream, particularly in Italy and Spain, as the channel started to re-open.
Food solutions returned to growth, as out of home eating outlets reopened. The UK and Germany sales declined as we lapped a spike in growth in 2020. Price declined and we lapped a period of lower promotional intensity in some markets. Turnover increased 0.9% including an adverse 0.3% impact from disposals and a favourable 0.1% contribution from currency movements.
Underlying operating margin declined 130bps driven by lower gross margin as high levels of input cost inflation outweighed pricing in a challenging retail environment. We increased brand and marketing investment compared to the prior year.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2021
Finance costs and tax
Net finance costs decreased by €96 million to €153 million in the first half of 2021. The decrease was largely driven by a lower cost of debt and a one-off
foreign exchange gain. This was partially offset by lower interest income driven by interest on tax credits in Brazil in the prior year. The interest rate on average net debt decreased to 1.4% from 2.0% in 2020.
The underlying effective tax rate for H1 2021 decreased to 21.9% from 22.6% in H1 2020 due to favourable tax audit settlements and provision releases, as well as the restatement of deferred tax balances for changes in tax rates. The effective tax rate for H1 2021 was 22.7% compared with 22.3% in H1 2020.
Joint ventures, associates and other income from
non-current
investments
Net profit from joint ventures and associates was €91 million, consistent with the prior year. Other income from non-current
investments was €34 million.
Earnings per share
Underlying earnings per share decreased by 2.0%, including a negative impact of 6.3% from currency. Constant underlying earnings per share increased by 4.3%. The increase was mainly driven by underlying sales growth, lower tax and finance costs, partially offset by an increase in profit attributable to minority interests following the Horlicks acquisition in India. Diluted earnings per share decreased 5.0% at €1.19.
Free cash flow
Free cash flow in the first half of 2021 was €2.4 billion, down from the €2.9 billion delivered in the first half of 2020. This was primarily a result of lower operating profit. We have maintained the enhanced working capital discipline that improved our free cash flow in 2020 at the start of the pandemic.
Net debt
Closing net debt increased to €22.4 billion compared with €20.9 billion at 31 December 2020. The increase was driven by dividends paid and our share buyback programme, partially offset by free cash flow delivery.
Pensions
Pension assets net of liabilities were in surplus of €1.9 billion at the end of June 2021 versus €0.3 billion as at 31 December 2020. The increase was driven by positive investment returns on pension assets, and lower liabilities as interest rates increased.
Finance and liquidity
In February 2021 $1,000 million 4.25% fixed rate notes matured and were repaid. In March 2021 $400 million 2.75% fixed rate notes matured and were repaid.
On 30 June 2021 Unilever had undrawn revolving
364-day
bilateral credit facilities of $7,965 million in aggregate with a
364-day
term out.
Share buyback programme
On 29 April 2021 we announced our intention to start a share buyback programme of up to €3 billion. On 6 May 2021 we announced we would commence the first tranche of this buyback programme for an aggregate market value equivalent to €1.5 billion. As at 30 June 2021 the Group had repurchased 17,973,091 ordinary shares. Total consideration for the repurchase of shares was €0.9 billion which is recorded within other reserves. The first tranche for an aggregate market value of €1.5 billion will end on or before 27 August 2021.
Capital Reduction
On 15 June 2021 the UK court approved a capital reduction of £18.4 billion (€20.6 billion). The impact of this was to transfer €20.6 billion from share premium to retained earnings.

COMPETITION INVESTIGATIONS
As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece, South Africa and Turkey. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.
Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate
fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.
NON-GAAP MEASURES
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation.
Non-GAAP
financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	First half average rate in 2021	First half average rate in 2020
Brazilian Real (€1 = BRL)	6.492	5.323
Chinese Yuan (€1 = CNY)	7.800	7.743
Indian Rupee (€1 = INR)	88.365	81.535
Indonesia Rupiah (€1 = IDR)	17231	16055
Philippine Peso (€1 = PHP)	58.153	55.823
UK Pound Sterling (€1 = GBP)	0.868	0.873
US Dollar (€1 = US $)	1.206	1.102
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

NON-GAAP MEASURES
(continued)

Non-underlying
items
Several
non-GAAP
measures are adjusted to exclude items defined as
non-underlying
due to their nature and/or frequency of occurrence.

•
Non-underlying
items within operating profit
are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.

•
Non-underlying
items not in operating profit but within net profit
are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

•	Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying
items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2021	2020
Operating profit	4,426	4,672
Non-underlying items within operating profit (see note 2)	421	412

Underlying operating profit	4,847	5,084

Turnover	25,791	25,714
Operating margin (%)	17.2	18.2
Underlying operating margin (%)	18.8	19.8

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying
items by profit before tax excluding the impact of
non-underlying
items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying
items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying
items within operating profit is the sum of the tax on each
non-underlying
item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2021	2020
Taxation	972	991
Tax impact:
Non-underlying items within operating profit (a)	97	109
Non-underlying items not in operating profit but within net profit (a)	(34)	(7)

Taxation before tax impact of non-underlying items	1,035	1,093

Profit before taxation	4,369	4,533
Non-underlying items within operating profit before tax (a)	421	412
Non-underlying items not in operating profit but within net profit before tax (a)	29	(21)
Share of net (profit)/loss of joint ventures and associates	(91)	(89)

Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	4,728	4,835

Underlying effective tax rate	21.9%	22.6%

(a)	Refer to note 2 for further details on these items.

NON-GAAP MEASURES (continued)

Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax
impact of
non-underlying
items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.
Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.
The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2021	2020
Underlying profit attributable to shareholders’ equity (see note 6)	3,488	3,559
Impact of translation from current to constant exchange rates and translational hedges	133	(103)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(16)	—

Constant underlying earnings attributable to shareholders’ equity	3,605	3,456

Diluted average number of share units (millions of units)	2,627.2	2,627.2

Constant underlying EPS (€)	1.37	1.32

Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current
financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2021	As at 31 December 2020	As at 30 June 2020
(unaudited)
Total financial liabilities	(27,542)	(27,305)	(28,805)
Current financial liabilities	(6,720)	(4,461)	(4,792)
Non-current financial liabilities	(20,822)	(22,844)	(24,013)
Cash and cash equivalents as per balance sheet	4,182	5,548	4,855
Cash and cash equivalents as per cash flow statement	4,072	5,475	4,722
Add bank overdrafts deducted therein	110	73	133
Other current financial assets	885	808	1,100
Non-current financial assets derivatives that relate to financial liabilities	33	21	96

Net debt	(22,442)	(20,928)	(22,754)

NON-GAAP MEASURES (continued)

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2021	2020
Cash flow from operating activities	3,961	4,427
Income tax paid	(917)	(899)
Net capital expenditure	(386)	(422)
Net interest paid	(227)	(256)

Free cash flow	2,431	2,850

Net cash flow (used in)/from investing activities	(570)	(581)
Net cash flow (used in)/from financing activities	(4,097)	(2,088)

GUARANTOR INFORMATION
On 13 August 2020, Unilever N.V. (NV) and Unilever Capital Corporation (UCC) filed a US Shelf registration, which was unconditionally and fully guaranteed, jointly and severally, by NV, Unilever PLC (PLC) and Unilever United States, Inc. (UNUS) and that updated the NV and UCC US Shelf registration filed on 27 July 2017, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS.
As a result of Unification, PLC assumed NV’s liabilities in relation to debt issued under the US shelf registration programme. UCC and UNUS are each indirectly 100% owned by PLC and consolidated in the financial statements of the Unilever Group. In relation to the US Shelf registration, US$10.1 billion of Notes were outstanding at 30 June 2021 (2020: US$11.6 billion; 2019: US$11.0 billion) with coupons ranging from 0.375% to 5.900%. These Notes are repayable between 7 March 2022 and 15 November 2032.
All debt securities issued by UCC are senior, unsecured, and unsubordinated and are fully and unconditionally guaranteed, on a joint and several basis, by PLC and UNUS.
In March 2020, the SEC amended Rule
3-10
of Regulation
S-X
and created Rule
13-01
to simplify disclosure requirements related to certain registered securities, which we have adopted effective immediately. As noted above UCC and UNUS are 100% subsidiaries of Unilever PLC and are consolidated in the financial statements of the Unilever Group. In addition, there are no material assets in the guarantor entities apart from intercompany investments and balances. Therefore, as allowed under Rule
13-01,
we have excluded the summarised information for each issuer and guarantor.
The guarantees provide that, in case of the failure of the relevant issuer to punctually make payment of any principal, premium or interest, each guarantor agrees to ensure such payment is made when due whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise. The guarantees also provide that the Trustee shall be paid any and all amounts due to it under the guarantee upon which the debt securities are endorsed.
PRINCIPAL RISK FACTORS
On pages 46 to 50 of our 2020 Annual Report and Accounts on Form
20-F
we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2021.

CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current
Covid-19
pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form
20-F
2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.
ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team

UK	+44 78 2527 3767	lucila.zambrano@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
Or	+44 77 7999 9683	Jsibun@tulchangroup.com
NL	+31 10 217 4844	els-de.bruin@unilever.com
Or	+31 62 375 8385	marlous-den.bieman@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

CONSOLIDATED INCOME STATEMENT
(unaudited)

	First Half
			Increase/ (Decrease)
€ million	2021	2020	Current rates	Constant rates
Turnover	25,791	25,714	0.3%	7.1%
Operating profit	4,426	4,672	(5.3)%	2.6%
Which includes non-underlying items credits/(charges) of	(421)	(412)
Net finance costs	(153)	(249)
Finance income	68	139
Finance costs	(216)	(378)
Pensions and similar obligations	(5)	(10)
Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	(29)	21
Share of net profit/(loss) of joint ventures and associates	91	89
Other income/(loss) from non-current investments and associates	34	—
Profit before taxation	4,369	4,533	(3.6)%	5.2%
Taxation	(972)	(991)
Which includes tax impact of non-underlying items of	63	102
Net profit	3,397	3,542	(4.1)%	5.3%
Attributable to:

Non-controlling interests	276	258
Shareholders’ equity	3,121	3,284	(5.0)%	4.4%

Combined earnings per share
Basic earnings per share (euros)	1.19	1.25	(5.0)%	4.4%
Diluted earnings per share (euros)	1.19	1.25	(5.0)%	4.4%
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

	First Half
€ million	2021	2020
Net profit	3,397	3,542
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	55	20
Remeasurements of defined benefit pension plans (a)	968	(201)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	137	43
Currency retranslation gains/(losses) (b)	617	(1,481)

Total comprehensive income	5,174	1,923

Attributable to:
Non-controlling interests	299	177
Shareholders’ equity	4,875	1,746

(a)	Remeasurement of defined benefit pension plans in 2021 is driven by positive investment returns and increase in interest rates.
(b)
2021 gain is primarily due to strengthening of the US Dollar, British Pound, Brazilian Real and Indian Rupee against the Euro. 2020 loss is due to weakening of the Brazilian Real, Mexican Peso, Indian Rupee, South Korean Won and Russian Ruble against the Euro.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non-controlling interest	Total equity
First half – 2021
1 January 2021	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655

Profit or loss for the period	—	—	—	—	3,121	3,121	276	3,397
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	67	—	67	(12)	55
Cash flow hedges	—	—	—	136	—	136	1	137
Remeasurements of defined benefit pension plans	—	—	—	—	968	968	—	968
Currency retranslation gains/(losses)	—	—	—	576	7	583	34	617

Total comprehensive income	—	—	—	779	4,096	4,875	299	5,174
Dividends on ordinary capital	—	—	—	—	(2,252)	(2,252)	—	(2,252)
Share capital reduction (a)		(20,626)	—	—	20,626	—	—	—
Repurchase of shares (b)	—	—	—	(897)	—	(897)	—	(897)
Other movements in treasury shares (c)	—	—	—	78	(101)	(23)	—	(23)
Share-based payment credit (d)	—	—	—	—	82	82	—	82
Dividends paid to non-controlling interests	—	—	—	—	—	—	(258)	(258)
Currency retranslation gains/(losses) net of tax	—	(3)	—	—	—	(3)	—	(3)
Hedging gain/(loss) transferred to non-financial asset s	—	—	—	(89)	—	(89)	(1)	(90)
Other movements in equity (e)	—	—	—	(83)	140	57	14	71

30 June 2021	92	52,843	(73,364)	(7,694)	45,139	17,016	2,443	19,459

First half – 2020
1 January 2020 as previously reported	420	134	—	(5,574)	18,212	13,192	694	13,886

Profit or loss for the period	—	—	—	—	3,284	3,284	258	3,542
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	16	—	16	4	20
Cash flow hedges	—	—	—	46	—	46	(3)	43
Remeasurements of defined benefit pension plans	—	—	—	—	(200)	(200)	(1)	(201)
Currency retranslation gains/(losses)	—	—	—	(1,387)	(13)	(1,400)	(81)	(1,481)

Total comprehensive income	—	—	—	(1,325)	3,071	1,746	177	1,923
Dividends on ordinary capital	—	—	—	—	(2,149)	(2,149)	—	(2,149)
Other movements in treasury shares (c)	—	—	—	190	(126)	64	—	64
Share-based payment credit (d)	—	—	—	—	74	74	—	74
Dividends paid to non-controlling interests	—	—	—	—	—	—	(210)	(210)
Currency retranslation gains/(losses) net of tax	—	(7)	—	—	—	(7)	—	(7)
Hedging gain/(loss) transferred to non-financial asset s	—	—	—	—	—	—	1	1
Net gain arising from Horlicks acquisition (f)	—	—	—	—	2,930	2,930	1,918	4,848
Other movements in equity (e)	—	—	—	—	(211)	(211)	5	(206)

30 June 2020	420	127	—	(6,709)	21,801	15,639	2,585	18,224

(a)	Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.
(b)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 29 April 2021.
(c)
Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(d)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)
2021 includes a hyperinflation adjustment of €137 million and €83 million related to the Welly acquisition. 2020 includes €163 million paid for purchase of the non-controlling
interest in Unilever Malaysia.

(f)	Consideration for the Main Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity.

CONSOLIDATED BALANCE SHEET
(unaudited)

€ million	As at 30 June 2021	As at 31 December 2020	As at 30 June 2020
Non-current assets
Goodwill	19,239	18,942	19,675
Intangible assets	16,064	15,999	16,049
Property, plant and equipment	10,521	10,558	11,374
Pension asset for funded schemes in surplus	4,017	2,722	2,296
Deferred tax assets	1,320	1,474	1,325
Financial assets	960	876	815
Other non-current assets	1,032	931	896

	53,153	51,502	52,430

Current assets
Inventories	4,766	4,462	4,646
Trade and other current receivables	6,478	4,939	6,955
Current tax assets	272	372	336
Cash and cash equivalents	4,182	5,548	4,855
Other financial assets	885	808	1,100
Assets held for sale	828	28	56

	17,411	16,157	17,948

Total assets	70,564	67,659	70,378

Current liabilities
Financial liabilities	6,720	4,461	4,792
Trade payables and other current liabilities	14,799	14,132	14,602
Current tax liabilities	1,597	1,451	1,051
Provisions	514	547	530
Liabilities held for sale	158	1	1

	23,788	20,592	20,976

Non-current liabilities
Financial liabilities	20,822	22,844	24,013
Non-current tax liabilities	143	149	289
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	832	1,109	1,275
Unfunded schemes	1,298	1,326	1,426
Provisions	592	583	642
Deferred tax liabilities	3,361	3,166	3,276
Other non-current liabilities	269	235	257

	27,317	29,412	31,178

Total liabilities	51,105	50,004	52,154

Equity
Shareholders’ equity	17,016	15,266	15,639
Non-controlling interests	2,443	2,389	2,585

Total equity	19,459	17,655	18,224

Total liabilities and equity	70,564	67,659	70,378

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)

	First Half
€ million	2021	2020
Net profit	3,397	3,542
Taxation	972	991
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(125)	(89)
Net monetary (gain)/loss arising from hyperinflationary economies	29	(21)
Net finance costs	153	249

Operating profit	4,426	4,672

Depreciation, amortisation and impairment	860	987
Changes in working capital	(1,233)	(1,215)
Pensions and similar obligations less payments	(126)	(79)
Provisions less payments	(29)	(66)
Elimination of (profits)/losses on disposals	—	45
Non-cash charge for share-based compensation	82	74
Other adjustments	(19)	9

Cash flow from operating activities	3,961	4,427

Income tax paid	(917)	(899)

Net cash flow from operating activities	3,044	3,528

Interest received	61	80
Net capital expenditure	(386)	(422)
Other acquisitions and disposals	(275)	(623)
Other investing activities	30	384

Net cash flow (used in)/from investing activities	(570)	(581)

Dividends paid on ordinary share capital	(2,277)	(2,120)
Interest paid	(288)	(336)
Change in financial liabilitie s	(430)	602
Repurchase of shares	(845)	—
Other financing activities	(257)	(234)

Net cash flow (used in)/from financing activities	(4,097)	(2,088)

Net increase/(decrease) in cash and cash equivalents	(1,623)	859

Cash and cash equivalents at the beginning of the period	5,475	4,116
Effect of foreign exchange rate changes	220	(253)

Cash and cash equivalents at the end of the period	4,072	4,722

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)
1 ACCOUNTING INFORMATION AND POLICIES
The condensed interim financial statements are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB), as adopted by the EU (Regulation (EC) No 1606/2002) and as adopted for use in the UK and except as set out below are consistent with the year ended 31 December 2020.
Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2021 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.
The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year
changes are shown at both current and constant exchange rates to facilitate comparison. The consolidated income statement on page 11, the consolidated statement of comprehensive income on page 11, the consolidated statement of changes in equity on page 12 and the consolidated cash flow statement on page 14 are translated at exchange rates current in each period. The consolidated balance sheet on page 13 is translated at period-end
rates of exchange.
The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2020 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2020 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.
During Q4 2020 the Group reorganised under Unilever PLC (“PLC”) as its single parent company, a process which we referred to as ‘Unification’. Prior to Unification the Group operated with two parent companies, Unilever N.V. (“NV”) and Unilever PLC (“PLC”), who together with the group companies operated as a single economic entity. Under the terms of Unification, all the NV ordinary shares were cancelled and NV shareholders received one new PLC ordinary share in exchange for each NV share owned. Unification resulted in the issue of 1,460,713,122 new PLC ordinary shares. As at 30 June 2021 2,629,243,772 (December 2020: 2,629,243,772) PLC ordinary shares were in issue and no NV ordinary shares were in issue (December 2020: nil).
Prior to Unification NV and PLC formed a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, group companies included in the comparative information provided in the condensed interim financial statements are PLC and NV and those companies controlled by NV or PLC.
Refer to note 1 to our 2020 consolidated financial statements for more details on Unification.
Recent accounting developments
The Interest Rate Benchmark Reform Amendments Phase 2 (Amendments to IFRS 9, IAS 39 and IFRS 7) apply for the first time in 2021. We do not have significant derivatives that refer to an interest rate benchmark so these amendments do not have a significant impact on the interim condensed consolidated financial statements of the Group. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

2    SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
Non-underlying
items
These include
non-underlying
items within operating profit and
non-underlying
items not in operating profit but within net profit:

•
Non-underlying
items within operating profit
are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairment and other items within operating profit classified here due to their nature and frequency.

•
Non-underlying
items not in operating profit but with net profit
are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

	First Half
€ million	2021	2020
Acquisition and disposal-related credit/(costs)	(122)	(27)
Gain/(loss) on disposal of group companies	7	6
Restructuring costs	(306)	(391)

Non-underlying items within operating profit before tax	(421)	(412)

Tax on non-underlying items within operating profit	97	109

Non-underlying items within operating profit after tax	(324)	(303)

Net monetary gain/(loss) arising from hyperinflationary economies	(29)	21

Non-underlying items not in operating profit but within net profit before tax	(29)	21

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to the UK tax audit of intangible income and centralised services	(6)	—
Hyperinflation adjustment for Argentina deferred tax	(28)	(7)

Non-underlying items not in operating profit but within net profit after tax	(63)	14

Non-underlying items after tax (a)	(387)	(289)

Attributable to:

Non-controlling interests	(20)	(14)
Shareholders’ equity	(367)	(275)

(a)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

3    SEGMENT INFORMATION – DIVISIONS

First Half	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	10,610	5,328	9,776	25,714
2021	10,407	5,182	10,202	25,791
Change (%)	(1.9)	(2.7)	4.4	0.3
Impact of:
Acquisitions (%)	2.2	—	1.6	1.5
Disposals (%)	—	(0.2)	(0.2)	(0.1)
Currency-related items (%), of which:	(7.1)	(6.8)	(4.8)	(6.1)
Exchange rates changes (%)	(7.3)	(6.9)	(5.0)	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.2	0.2	0.2

Underlying sales growth (%)	3.3	4.5	8.1	5.4

Price * (%)	1.4	(0.3)	2.1	1.3
Volume (%)	1.8	4.8	5.8	4.0

Operating profit (€ million)
2020	2,403	744	1,525	4,672
2021	2,089	655	1,682	4,426

Underlying operating profit (€ million)
2020	2,495	817	1,772	5,084
2021	2,215	727	1,905	4,847

Operating margin (%)
2020	22.6	14.0	15.6	18.2
2021	20.1	12.6	16.5	17.2

Underlying operating margin (%)
2020	23.5	15.3	18.1	19.8
2021	21.3	14.0	18.7	18.8

*
Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

4    SEGMENT INFORMATION – GEOGRAPHICAL AREA

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2020	11,807	8,227	5,680	25,714
2021	12,040	8,022	5,729	25,791
Change (%)	2.0	(2.5)	0.9	0.3
Impact of:
Acquisitions (%)	1.4	2.8	—	1.5
Disposals (%)	—	(0.2)	(0.3)	(0.1)
Currency-related items (%), of which:	(6.6)	(9.6)	0.1	(6.1)
Exchange rates changes (%)	(6.7)	(9.9)	0.1	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.4	—	0.2
Underlying sales growth (%)	7.7	5.1	1.1	5.4

Price * (%)	1.2	3.3	(1.1)	1.3
Volume (%)	6.4	1.7	2.2	4.0

Operating profit (€ million)
2020	2,265	1,532	875	4,672
2021	2,289	1,303	834	4,426

Underlying operating profit (€ million)
2020	2,394	1,622	1,068	5,084
2021	2,413	1,429	1,005	4,847

Operating margin (%)
2020	19.2	18.6	15.4	18.2
2021	19.0	16.2	14.6	17.2

Underlying operating margin (%)
2020	20.3	19.7	18.8	19.8
2021	20.0	17.8	17.5	18.8

*
Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

5    TAXATION
The effective tax rate for the first half was 22.7% compared to 22.3% in 2020. The tax rate is calculated by dividing the tax charge by pre-tax
profit excluding the contribution of joint ventures and associates.
Tax effects of components of other comprehensive income were as follows:

	First Half 2021			First Half 2020
€ million	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Gains/(losses) on
Equity instruments at fair value through other comprehensive incom e	56	(1)	55	19	1	20
Cash flow hedges	143	(6)	137	71	(28)	43
Remeasurements of defined benefit pension plans (a)	1,404	(436)	968	(242)	41	(201)
Currency retranslation gains/(losses)	653	(36)	617	(1,516)	35	(1,481)

Other comprehensive income	2,256	(479)	1,777	(1,668)	49	(1,619)

(a)	Remeasurement of defined benefit pension plans in 2021 is driven by positive investment returns and increase in interest rates.
6    COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the six months were calculated as follows:

	2021	2020
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,121	3,284
Average number of share units (millions of units)	2,618.7	2,619.0
Combined EPS – basic (€)	1.19	1.25

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,121	3,284
Adjusted average number of share units (millions of units)	2,627.2	2,627.2
Combined EPS – diluted (€)	1.19	1.25

Underlying EPS
Net profit attributable to shareholder’s equity (€ million)	3,121	3,284
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	367	275

Underlying profit attributable to shareholders’ equity (€ million)	3,488	3,559
Adjusted average number of share units (millions of units)	2,627.2	2,627.2
Underlying EPS – diluted (€)	1.33	1.35
In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax
impact of
non-underlying
items.
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2020 (net of treasury shares)	2,622.0
Shares repurchased under the share buyback programme	(18.0)
Net movement in shares under incentive schemes	1.7

Number of shares at 30 June 2021	2,605.7

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

7    FINANCIAL INSTRUMENTS
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2021 and 2020. The Group’s cash resources and other financial assets are shown below.

	30 June 2021			31 December 2020			30 June 2020
€ million	Current	Non- current	Total	Current	Non- current	Total	Current	Non- current	Total
Cash and cash equivalents
Cash at bank and in hand	2,625	—	2,625	2,764	—	2,764	2,672	—	2,672
Short-term deposits (a)	1,411	—	1,411	2,764	—	2,764	2,176	—	2,176
Other cash equivalents	146	—	146	20	—	20	7	—	7

	4,182	—	4,182	5,548	—	5,548	4,855	—	4,855

Other financial assets
Financial assets at amortised cost (b)	514	148	662	468	138	606	774	129	903
Financial assets at fair value through other comprehensive income (c)	9	413	422	9	361	370	—	304	304
Financial assets at fair value through profit or loss:
Derivatives that relate to financial liabilities	40	32	72	59	21	80	69	96	165
Other (d)	322	367	689	272	356	628	257	286	543

	885	960	1,845	808	876	1,684	1,100	815	1,915

Total financial assets (e)	5,067	960	6,027	6,356	876	7,232	5,955	815	6,770

(a)	Short-term deposits typically have maturity of up to 3 months.
(b)
Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities.
Non-current
financial assets at amortised cost include judicial deposits of €
107
 million (31 December 2020: €
101
 million, 30 June 2020: €
94
million).

(c)	Included within non-current financial assets at fair value through other comprehensive income are equity investments of € 408 million (31 December 2020: € 356 million, 30 June 2020: € 284 million).
(d)
Current other financial assets at fair value through profit or loss include
A-
or higher rated money and capital market instruments. Included within non-current
financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US, an option over non-controlling
interest in a subsidiary in Hong Kong and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.

(e)	Financial assets exclude trade and other current receivables.
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

	Fair value			Carrying amount
€ million	As at 30 June 2021	As at 31 December 2020	As at 30 June 2020	As at 30 June 2021	As at 31 December 2020	As at 30 June 2020
Financial assets
Cash and cash equivalents	4,182	5,548	4,855	4,182	5,548	4,855
Financial assets at amortised cost	662	606	903	662	606	903
Financial assets at fair value through other comprehensive income	422	370	304	422	370	304
Financial assets at fair value through profit and loss:
Derivatives	72	80	165	72	80	165
Other	689	628	543	689	628	543

	6,027	7,232	6,770	6,027	7,232	6,770
Financial liabilities
Bank loans and overdrafts	(593)	(411)	(851)	(593)	(411)	(851)
Bonds and other loans	(26,587)	(26,936)	(28,206)	(24,683)	(24,585)	(25,837)
Lease liabilities	(1,694)	(1,771)	(1,849)	(1,694)	(1,771)	(1,849)
Derivatives	(224)	(315)	(76)	(224)	(315)	(76)
Other financial liabilities	(348)	(223)	(192)	(348)	(223)	(192)

	(29,446)	(29,656)	(31,174)	(27,542)	(27,305)	(28,805)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)
7    FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
€ million	As at 30 June 2021			As at 31 December 2020			As at 30 June 2020
Assets at fair value
Financial assets at fair value through other comprehensive income	7	3	412	5	3	362	5	4	295
Financial assets at fair value through profit or loss:
Derivatives (a)	—	187	—	—	158	—	—	268	—
Other	323	—	366	300	—	328	260	—	283
Liabilities at fair value
Derivatives (b)	—	(311)	—	—	(418)	—	—	(187)	—
Contingent Consideration	—	—	(159)	—	—	(140)	—	—	(155)

(a)	Includes € 115 million (31 December 2020: € 78 million, 30 June 2020: € 103 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(87) million (31 December 2020: € (103) million, 30 June 2020: €(111) million) derivatives, reported within trade payables, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2020. There were also no significant movements between the fair value hierarchy classifications since 31 December 2020.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2020.
8    SHARE BUYBACK PROGRAMME
On 29 April 2021 Unilever announced a share buyback programme of up to €3 billion, to be completed in 2021. The first tranche of the share buyback programme commenced on 6 May 2021 and will end on or before 27 August 2021 for an aggregate market value of €1.5 billion. At 30 June 2021 Unilever had repurchased 17,973,091 PLC ordinary shares. Cash paid for the repurchase of PLC ordinary shares was €845 million and €52 million is shown within current financial liabilities. These shares have not been cancelled and are recognised as treasury shares with the cost reported within other reserves.
9    ACQUISITIONS AND DISPOSALS
Total consideration for acquisitions completed in the first half of 2021 was €284 million, of which cash was €
269
 million (acquisitions completed in the first half of 2020: €5,526 million). We have finalised the opening balance sheets of the Horlicks acquisitions and Vwash with no changes to the provisional numbers reported at 31 December 2020.
In the first half of 2021 the Group completed the following business acquisitions:

Deal completion date	Acquired business

29 January 2021	Acquired 51 % of Welly Health, which adds to our health and wellbeing portfolio.

28 May 2021	Acquired Onnit Lab Inc, a holistic wellness and lifestyle company based in the US. Onnit complements our growing portfolio of innovative wellness and supplement brands.
In addition to the completed transactions above, on 14 June 2021 the Group announced it had signed an agreement to acquire Paula’s Choice, a digital-led
premium skin care business from TA Associates. The transaction completed on 2 August 2021 and was funded through the normal business operations.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

10    ASSETS AND LIABILITIES HELD FOR SALE
Included within assets and liabilities held for sale as at 30 June 2021 are those relating to a number of small Beauty & Personal Care and Foods & Refreshment brands. Whilst no disposal has been agreed, we have received non-binding
offers for these brands.

€ million	30 June 2021 Total	31 December 2020 Total
Property, plant and equipment held for sale	2	17

Disposal groups held for sale
Non-current assets	710	5
Current assets	116	6

Assets held for sale	828	28

Current liabilities	50	1
Non-current liabilities	108	—

Liabilities held for sale	158	1

Non-current
assets held for sale are mainly goodwill and brand trademarks.
Non-current
liabilities are mainly deferred tax associated with these brand trademarks.
On disposal of an asset or disposal group the associated currency translation difference, including amounts previously reported within equity, is reclassified to the income statement as part of the gain or loss on disposal. This is estimated to be a €55 million gain.
11    DIVIDENDS
The Board has declared a quarterly interim dividend for Q1 2021 and Q2 2021 at the following rates:

	Q1 2021	Q2 2021
Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3710	£0.3693
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.5159	US$0.5031
The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 27 April 2021 and 20 July 2021 for Q1 2021 and Q2 2021 respectively.
US dollar cheques for the Q2 2021 interim dividend will be mailed on 8 September 2021 to holders of record at the close of business on 6 August 2021.
The quarterly dividend calendar for the remainder of 2021 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q2 2021 Dividend	22 July 2021	5 August 2021	6 August 2021	8 September 2021
Q3 2021 Dividend	21 October 2021	4 November 2021	5 November 2021	1 December 2021
12    EVENTS AFTER THE BALANCE SHEET DATE
There were no material post balance sheet events other than those mentioned elsewhere in this report.